NEWS RELEASE

Leading Proxy Advisory Firms, ISS and Glass Lewis, Support the Proposed Arrangement with Yamana and Agnico Eagle
Vancouver, B.C. - January 13, 2023 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) ("Pan American" or the "Company") is pleased to report that, in respect of the upcoming special meeting (the "Meeting") of shareholders of Pan American ("Shareholders"), Institutional Shareholder Services Inc. ("ISS") and Glass Lewis & Co., LLC ("Glass Lewis") have recommended that Shareholders vote in favour of the Share Issuance Resolution (as defined below) in connection with Pan American’s proposed acquisition of all of the issued and outstanding common shares of Yamana Gold Inc. ("Yamana") following the sale by Yamana of its Canadian assets, including certain subsidiaries and partnerships which hold Yamana’s interests in the Canadian Malartic mine, to Agnico Eagle Mines Limited ("Agnico Eagle"), by way of a plan of arrangement (the "Arrangement") under the Canada Business Corporations Act. ISS and Glass Lewis are two leading independent proxy advisory firms which make voting recommendations to their subscribers, including institutional investors.
“We are pleased to receive positive recommendations from ISS and Glass Lewis, which reaffirm our strategic rationale for the Arrangement and the resulting benefits to Shareholders,” said Michael Steinmann, President and Chief Executive Officer of Pan American.
For more information on the transaction, please see Pan American’s website at https://www.panamericansilver.com/invest/arrangement-agreement-with-yamana/
Recommendation to Shareholders
ISS noted in its report:
“There appears to be sound strategic rationale for the transaction which carries terms that are the result of a reasonable process, and ultimately joint offer, which should result in a more optimal combination of assets to enhance shareholder value. The deal is anticipated to be immediately accretive, has quantifiable synergy goals, and satisfies a longer term objective of delivering a material enhancement to the company's scale.”
Glass Lewis noted in its report:
“ … we consider Pan American has presented investors with a sound case for support here. In particular, we are inclined to share the board's view that the deal secures additional, complementary and prospectively attractive Latin American assets.”
Pan American Special Meeting
The Meeting is scheduled for 10:00 a.m. (Vancouver time) on Tuesday, January 31, 2023, at Oceanview Suite, Pan Pacific Vancouver, 300 - 999 Canada Place, Vancouver, British Columbia, V6C 3B5, to consider an ordinary resolution to authorize the issuance of up to 156,923,287 common shares of Pan American to the shareholders of Yamana as consideration in respect of the Arrangement (the "Share Issuance Resolution").
The proxy voting deadline is 10:00 a.m. (Vancouver time) on Friday, January 27, 2023. Shareholders are encouraged to vote using the internet, telephone or mail.
YOUR VOTE IS IMPORTANT - PLEASE VOTE TODAY
After careful consideration of the Arrangement, the Pan American Board of Directors UNANIMOUSLY RECOMMENDS that Shareholders VOTE FOR the Share Issuance Resolution.
Shareholder Information and Questions
Shareholders who have questions about the management information circular issued by Pan American in respect of the Meeting, or need assistance with voting their Pan American shares, can contact our proxy solicitation agent, Morrow Sodali (Canada) Ltd.:
Morrow Sodali

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NEWS RELEASE

North America Toll Free: 1-888-777-1346
Outside North America, Banks, Brokers and Collect Calls: 1-289-695-3075
Email: assistance@morrowsodali.com
Shareholders are encouraged to vote today using the internet, telephone or mail.
About Pan American Silver
Pan American owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia, and owns the Escobal mine in Guatemala that is currently not operating. Pan American provides enhanced exposure to silver through a large base of silver reserves and resources, as well as major catalysts to grow silver production. The Company has a 28-year history of operating in Latin America, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. Pan American is headquartered in Vancouver, B.C. and its shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com.
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Cautionary Statement Regarding Forward-Looking Statements
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. Forward-looking statements and information can be identified by statements that certain actions, events or results "will", “is expected” or "expects” be taken, occur or achieved. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the record and meeting dates for the Meetings; and the mailing and filing of the management information circulars for the Meetings.
The forward-looking statements and information contained in this news release reflect Pan American's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies.
Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Such risks, uncertainties and other factors include, among others, the possibility that the Meetings will not be held on the expected date or at all. Additional risks, uncertainties and other factors are identified in Pan American's most recent form 40-F and Annual Information Forms, and in their respective subsequent quarterly report filings, which have been filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, as applicable.
Although Pan American has attempted to identify important factors that could cause actual results to differ materially from those set out or implied by the forward-looking statements and information, this list is not exhaustive and there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors should use caution when considering, and should not place undue reliance on any, forward-looking statements and information. Forward-looking statements and information are designed to help readers understand Pan American's current views in respect of the transaction and related matters and may not be appropriate for other purposes. Pan American does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by law.
This news release does not constitute (and may not be construed to be) a solicitation or offer by Pan American or any of their respective directors, officers, employees, representatives or agents to buy or sell any securities of any person in any jurisdiction, or a solicitation of a proxy of any securityholder of any person in any jurisdiction, in each case, within the meaning of applicable laws.

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